# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fortress Biotech, Inc., CIK 0001429260
CUSIP: 34960Q307
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154
Date of event which requires filing of this statement: 03/18/2026
Amends the filing with accession number 0001144204-16-077335
Filed by CIK 0000941841
Persons authorized to receive notices and communications: Fortress Biotech, Inc., 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154, (718) 652-4500

## Reporting persons
- Lindsay A. Rosenwald, M.D. (CIK 0000941841): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,917,715; shared voting power 0; sole dispositive power 6,917,715; shared dispositive power 0; aggregate amount beneficially owned 6,917,715 (20.7% of the class); the aggregate amount excludes certain shares
  Comment: Includes 475,424 shares of unvested restricted Common Stock granted to the Reporting Person pursuant to the Fortress Biotech, Inc. Long Term Incentive Plan (and related Restricted Stock Award Agreement) subject to repurchase until vested.
  
  The aggregate amount of shares of Common Stock owned by the Reporting Person reported on this Schedule 13D excludes 96,919 shares of Common Stock held by trusts established for the benefit of the Reporting Person's family, over which the Reporting Person does not have voting or dispositive control.
  
  All percentage calculations set forth herein are based upon 31,037,937 shares of the Issuer's common stock as of December 11, 2025 as reported by the Issuer on its 424B3 Prospectus filed with the Securities and Exchange Commission on December 18, 2025.
  
  This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D filed on January 28, 2016 (as amended and supplemented through the date of this Amendment No. 5, collectively, the "Schedule 13D") relating to the Common Stock of Fortress Biotech, Inc. (the "Issuer") beneficially owned by Lindsay A. Rosenwald, M.D. (the "Reporting Person"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: Fortress Biotech, Inc.
Address of issuer's principal executive offices: 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.
Residence or business address: The address of the Reporting Person's principal business and principal office is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.
Present principal occupation or employment: The principal business of the Reporting Person is that of President and Chief Executive Officer of the Issuer. The Reporting Person also serves as a member of the Issuer's Board of Directors.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is filing this Schedule 13D as a result of the grant of (i) 475,424 shares of Common Stock on March 18, 2026 pursuant to the Fortress Biotech, Inc. Long Term Incentive Plan ("LTIP") and related Restricted Stock Award Agreement ("Award Agreement") and (ii) 454,153 shares of Common Stock on January 1, 2025 pursuant to the LTIP and related Award Agreement. The shares of Common Stock are subject to repurchase by the Issuer as set forth in the LTIP and Award Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person was granted the shares of Common Stock on each of January 1, 2025 and March 18, 2026 pursuant to the LTIP and Award Agreement and upon the determination that the Reporting Person had achieved 100% of the relevant goals and objectives established by the Compensation Committee of the Issuer's Board. The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer's subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer's subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer's business or corporate structure; (vii) changes in Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is the beneficial owner of an aggregate of 6,917,715 shares of Common Stock, which consists of (i) 4,050,765 currently issued and outstanding shares of Common Stock held directly by the Reporting Person, (ii) 475,424 shares of unvested restricted Common Stock granted to the Reporting Person pursuant to the LTIP and related Award Agreements subject to repurchase until vested, (iii) 2,330,874 shares underlying warrants that are currently exercisable, (iv) 49,524 shares of Common Stock held by Paramount Biosciences, LLC, and (v) 11,398 shares of Common Stock held by Capretti Grandi LLC, which represents approximately 20.7% of the outstanding Common Stock based upon 31,037,937 shares of Common Stock as reported by the issuer in a Prospectus Supplement filed with the SEC on December 18, 2025.

The Reporting Person has voting and dispositive control over the shares of Common Stock held by Paramount Biosciences, LLC and Capretti Grandi LLC. The amount reported under this item does not include 96,919 shares of Common Stock held by trusts established for the benefit of the Reporting Person's family, over which the Reporting Person does not have voting or dispositive control.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 6,917,715 shares of Common Stock beneficially owned.
Transactions in the class effected during the past sixty days: The Reporting Person was granted 475,424 shares of Common Stock on March 18, 2026 pursuant to the LTIP and Award Agreement and upon the determination that the Reporting Person had achieved 100% of the relevant goals and objectives established by the Compensation Committee of the Issuer's Board. The shares of Common Stock are subject to repurchase by the Issuer as set forth in the LTIP and Award Agreement.
Other persons with the right to receive dividends or sale proceeds: Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of common stock owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the LTIP and Award Agreement in Item 5 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 Fortress Biotech, Inc. Long Term Incentive Plan (incorporated by reference to Appendix B of the Issuer's definitive proxy statement on Schedule 14A (file No. 001-35366) filed with the SEC on June 4, 2015).

Exhibit 7.02 Form of Fortress Biotech, Inc. Long Term Incentive Plan Restricted Stock Agreement (incorporated by reference to Exhibit 7.02 to the Reporting Person's Schedule 13D (file No. 005-86661) filed with the SEC on January 28, 2016.

## Signatures
- Lindsay A. Rosenwald, M.D.: /s/ Lindsay A. Rosenwald, Lindsay A. Rosenwald, M.D. / Chairman, President and Chief Executive Officer (03/20/2026)